Filed by TLG Acquisition One Corp. and Electriq Power, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: TLG Acquisition One Corp.

Commission File No.: 001-39948

Electriq Power Announces Nominees for New Public Company Board of Directors

WEST PALM BEACH, Fla., March 22, 2023 (GLOBE NEWSWIRE) - Electriq Power (Electriq), a provider of intelligent energy storage and management for homes and small businesses, today has announced the nominees for the anticipated public company board of directors that is expected to go into effect at the close of Electriq’s De-SPAC transaction with TLG Acquisition One Corp, (NYSE: TLGA), a publicly traded special purpose acquisition company. Upon closing of the transaction, shares of Electriq Power Holdings Inc. will be publicly traded on the NYSE under the symbol ELIQ.

Electriq Power Holdings Inc. is anticipated to be led by existing Electriq management, and current CEO, Frank Magnotti, will lead the new company as CEO and is a nominee as a board member. TLG’s CEO, Mike Lawrie, is a nominee to the Electriq Power Holdings Inc. board, and an additional five nominees to the board having a broad range of experience and skills to help drive the company forward have also been named.

Stockholders of TLG will be asked to approve all the nominees to the Board at the special meeting of stockholders of TLG to be held in connection with the vote of TLG stockholders on the approval of the business combination of TLG and Electriq. The date for such special meeting has not yet been set.

“We are delighted to welcome the nominees to the new Electriq Board,” said Mr. Magnotti. “Their extensive experience and diverse backgrounds will be immensely valuable to Electriq as we continue to grow our business and serve our communities and customers. These leaders are nationally recognized for their contributions, and their expertise will play a pivotal role in driving the company’s growth.”

“Electriq is leading the way in making secure, affordable, and predictable clean energy available to households and small businesses across California and the U.S.,” said Mr. Lawrie. “The nominees to the board will bring extensive expertise in helping companies accelerate business execution, build fiscally sound and compliant businesses, and navigate high-growth expansion across a range of markets. We look forward to supporting Electriq as it drives to make clean energy accessible to all.”

Electriq provides zero-up-front-cost energy systems – turnkey energy solutions that include batteries, solar panels, software, project development, financing, and installation – for homeowners in specific geographies and across all customer classes, including Low- and Moderate-Income (LMI) households. By connecting organizations, companies, cities and municipalities, and their local homeowners into Sustainable Community Networks, Electriq is enabling a shared vision of making the planet a better place. Through these partnerships, as well as by providing a comprehensive solution portfolio, Electriq makes it possible to deliver complete, clean, affordable, and resilient energy to all homeowners.

Board Member Nominees include:

Carol Coughlin is an experienced Board and Audit Chair and is highly skilled in corporate governance, including board refreshment, IPO, strategic alternatives, and M&A. She is an accomplished CFO with a record of achieving profitability through growth, initiating successful turnarounds, as well as driving M&A. Ms. Coughlin currently serves as director of University of Maryland Medical Center, and Hopebridge Autism Therapy Centers, among other board roles.

Ms. Coughlin is CEO and Founder of BottomLine Growth Strategies, working with private company CEOs to transform enterprise value through best practice finance and operations strategies. As former CFO for Johns Hopkins Health Plan, Rush Prudential Health Plans, and Harmony Health Plan, Ms. Coughlin is a qualified financial expert. Ms. Coughlin is a certified public accountant and received a Bachelor of Science in Accounting from Towson University, and an MBA in Business and Finance from Loyola University Maryland. She is a Board Leadership Fellow through the National Association of Corporate Directors.

Mike Lawrie is a globally recognized business and technology leader, strategist, and change-agent with proven success in transforming enterprises to create growth, new market opportunities and value for stakeholders. He is the founder and CEO of The Lawrie Group, a private company providing consulting and business services. Mr. Lawrie is the CEO of the publicly traded special purpose acquisition corporation, TLG Acquisition One Corp.

Previously, Mr. Lawrie served as chair, president, and chief executive officer of Fortune 500 company, DXC Technology (NYSE: DXC), which serves more than 6,000 global enterprise clients in over 70 countries. Prior to that, he was a Senior Vice President and Group Executive at IBM, responsible for sales and distribution of all IBM products and services worldwide. Mr. Lawrie is a trustee of Drexel University, Philadelphia, and the Lawrie Advanced Global Leadership Program for the Drexel LeBow MBA students was named after him. He holds a Bachelor of Arts in history from Ohio University and an MBA from Drexel University. Additionally, he has received an honorary doctorate from Shiv Nadar University in India.

Frank Magnotti is an accomplished energy technology executive who is well known for his innovative products and disruptive business models. He began his career in 1982 as a Graduate Research Assistant funded by NASA, subsequently worked at AT&T Bell Labs, where he was the General Manager Utility Solutions. In 1998, Mr. Magnotti founded the first pure-play smart grid company to go public, Comverge, where he served as President and Chief Operating Officer. During his tenure, he deployed the first bilateral virtual power plant contract and facilitated 6 GW of demand response across 5 million customers. He later joined Fluitec as CEO, where he grew revenues and expanded its geographical reach internationally opening offices in the Middle East, Australia and Asia. Between Comverge and Fluitec, Mr. Magnotti’s innovative approach has earned him and his companies Top Cleantech Company or Top Cleantech Innovation awards four times in San Francisco, New York, and Paris.

Mr. Magnotti is currently the CEO of Electriq Power and will hold the position of CEO for the new company. He holds a master’s degree in mechanical engineering from The Cooper Union for the Advancement of Science and Art.

Zainabu Oke is a transformational strategic senior financial and operational executive with over 20 years of experience advising national and regional healthcare systems, life science, real estate and hospitality, consumer services, and technology companies. As a former audit partner with Deloitte, Ms. Oke is a qualified financial expert having demonstrated extensive governance and risk management expertise through her work with corporate boards.

Currently Ms. Oke is the General Manager Car Care for AAA NCNU, a consumer services business with over $2B in sales. With P&L responsibility for the California market, she directs all automotive services business operations and business development, including mergers, acquisitions, and integrations. Ms. Oke serves as a Board member and Audit Committee Chair of TLG Acquisition One Corp. and a Board member of Daily Harvest, a late-stage startup. She holds a Business Administration degree from University of Berkeley, Haas Business School and is a certified public accountant.

Neha Palmer is the CEO of TeraWatt Infrastructure, bringing over two decades of leadership experience in the energy industry. At TeraWatt, Ms. Palmer brings her deep expertise in building out rapidly growing fleets of large-scale energy intensive infrastructure to the emerging heavy EV charging asset class, a segment on track to outpace even the incredible growth data centers have seen over the last decade. Most recently, she led energy strategy for Google’s global data centers. As the first hire focused on data center energy, Ms. Palmer built out and led the team developing electric infrastructure and electricity procurement for the global fleet, covering dozens of sites over four continents. Key achievements include making Google the largest corporate buyer of renewable energy in the world, and the first company of its size to achieve 100% renewable energy for operations, which it has done since 2017. Prior to Google, Ms. Palmer held leadership roles at Pacific Gas and Electric, and worked as an investment banker at Goldman Sachs.

Ms. Palmer holds an MBA in Finance from the Kellogg School of Management at Northwestern University, and a BS in Civil Engineering from California Polytechnic State University-San Luis Obispo.

Kristina A. Peterson is the CEO of Mayflower Partners, a cleantech and renewable energy advisory firm. She is a renewable energy pioneer and active energy infrastructure investor. She has led over $3B in solar equity investments and mezzanine debt lending, and developed, constructed, financed, or managed over 2.2GW operating solar projects globally. She serves as Non-Executive Director and Chair of the Remuneration Committee for the utility-scale battery storage firm Invinity Energy Systems (LSE: IES), Industrial Advisor to private equity firm EQT Group AB, and board advisor to several software and solar+storage companies.

Ms. Peterson has served as CEO, CFO, or senior executive of both privately held and public companies across the renewable energy sector including Brookfield Renewable Partners, EDF Renewables, Suntech and Greenwood Energy, and in investment banking at Citibank and ABN AMRO Bank originating $8.5B in energy loans and other investments. She holds an MBA, Finance and Marketing, University of Chicago Booth School of Business, completed additional graduate studies at MIT Sloan School of Management, and holds a bachelor’s degree from Boston University School of Management.

Gideon Soesman is a current board member of Electriq Power, is a 20+ year Venture Capital veteran focusing on investments in companies in the AgTech, FoodTech, PropTech and ClimaTech sectors. Mr. Soesman is co-founder & managing partner for GreenSoil Investments with a portfolio of funds focused on investing in companies that create value by enabling smart and efficient resource utilization in the agriculture, food, and real estate sectors.

Before co-founding GreenSoil, Mr. Soesman founded and managed GMS Capital, a boutique investment bank. Prior to GMS Capital, he was responsible for all global merger and acquisition activities for a major division of Royal Philips Electronics and also held senior positions in business development and corporate venturing at Philips. Additionally, he played a pivotal role in spearheading the spin-off and subsequent IPO of the Phillips MP4Net business unit. Mr. Soesman has served on the board of numerous tech companies and is currently a director in Tipa, CropX, Phenome Networks, Home365, Salient Medical Solutions and Electriq Power. Mr. Soesman holds a B.A. in Economics from the Hebrew University, Jerusalem, and an M.A. in Business Administration from the Boston University/Ben-Gurion University of the Negev.

About Electriq Power

Electriq, founded in 2014 in Silicon Valley, provides turnkey intelligent energy storage and management solutions for homes and small businesses. Electriq’s solutions deliver always-available, low-cost clean energy, even during intermittent outages and inclement weather. Those solutions enable cities, municipalities, and utilities to provide their constituents with a path to sustainable and resilient sources of energy, regardless of socio-economic status. Electriq announced in November it has entered into a definitive transaction agreement with TLG Acquisition One Corp. (NYSE: TLGA), a publicly traded special purpose acquisition company. Upon closing of the transaction, the combined company will operate under the name Electriq Power Holdings Inc. The company’s shares are expected to trade on the NYSE under the symbol ELIQ.

Contacts

Media enquiries for Electriq – email ir@electriqpower.com

Additional Information and Where to Find It

This communication relates to the proposed business combination (“Business Combination”) involving TLG Acquisition One Corp. (“TLG”) and Electriq Power, Inc. (“Electriq”). This communication may be deemed to be solicitation material in respect of the proposed Business Combination. The proposed Business Combination will be submitted to TLG’s stockholders for their consideration. In connection with the proposed Business Combination, TLG has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”), in which a joint proxy statement/consent solicitation statement/prospectus (the “Proxy Statement/Prospectus”) was included. The information in the Form S-4 is not complete and may be changed. TLG also intends to file other relevant documents with the SEC regarding the proposed Business Combination. After the Form S-4 is declared effective by the SEC, the definitive Proxy Statement/Prospectus will be mailed to TLG’s stockholders in connection with TLG’s solicitation of proxies for the vote of TLG’s stockholders in connection with the proposed Business Combination and other matters as described in such Proxy Statement/Prospectus, and will serve as the prospectus relating to the offer of the securities to be issued to Electriq’s stockholders in connection with the completion of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION, INVESTORS AND STOCKHOLDERS OF TLG AND INVESTORS AND STOCKHOLDERS OF ELECTRIQ AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by TLG with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from TLG at https://tlgacquisitions.com/investor-relations/default.aspx or by directing a written request to TLG at 515 North Flagler Drive, Suite 520, West Palm Beach, FL 33401.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

TLG, Electriq and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Business Combination.

Information regarding TLG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 20, 2023 (the “Annual Report”). To the extent that holdings of TLG’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Business Combination to be filed with the SEC when they become available. Stockholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts in this communication are forward-looking statements. Forward-looking statements herein generally relate to future events or the future financial or operating performance of TLG, Electriq or the combined company expected to result from the Business Combination (the “Combined Company “). For example, projections of future financial or operational performance of Electriq or the Combined Company are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “ should,” “ expect,” “ intend,” “ will,” “estimate,” “ anticipate,” “ believe,” “ predict,” “project,” “target,” “budget,” “forecast,” “could,” “continue,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are based on beliefs and assumptions and on information currently available to management of TLG or Electriq and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by TLG, Electriq and their management, as the case may be, are inherently uncertain and subject to material change. There can be no assurance that future developments affecting TLG or Electriq will be those that it has anticipated. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in TLG’s SEC filings. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of TLG and Electriq described above. Neither TLG nor Electriq undertakes any duty to update these forward-looking statements. In addition, no responsibility, liability or duty of care is or will be accepted by TLG, Electriq or any other person for updating or revising this communication or providing any additional information to any recipient and any such liability is expressly disclaimed.